Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




03024623

July 11, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


SUPPL
PROCESSED
JUL 22 2003
THOMSON
FINANCIAL
PROCESSING
SECTION
RECEIVED
JUL 16 2003
181
SEC MAIL
WASH., D.C.

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon
Vice President

dlw 7/18

v\mb\ltr\Sec12s.doc

Press Release


Man Group plc

9 July 2003

AGM Statement

Harvey McGrath, Chairman of Man Group plc, the global provider of alternative investment products and futures broker, will make the following comments at today's Annual General Meeting.

'Group funds under management at today's date are estimated to be over $30 billion. This total comprises over $18 billion for Man Investments excluding RMF, up from $15.6 billion*, and $12.0 billion for RMF, up from $11.1 billion, at 31 March 2003.

Demand for our fund products continues to be strong, both from private clients and institutions, and 8 new products were launched during the quarter. The increase in funds under management due to sales in the three months to 30 June was around $3.6 billion with the majority of this coming from Man's two global launches (Man Multi-Strategy Series 5 and Man AP Unison Series 1) which accounted for $2.1 billion. The other $1.5 billion of increase in funds under management in the quarter was equally split between joint venture, private client and institutional sales with all three accounting for approximately $500 million each. Sales in the quarter were split 85% private client product and 15% institutional product.

Man's brokerage division, Man Financial, also continues to perform well due to active markets and the continued benefits we are seeing from the integration of GNI.'

* *For comparative purposes, this includes funds under management of $0.6 billion in Westport, a private equity manager, which was acquired in April 2003. In addition Westport advises on $1.1 billion.*

Enquiries:

Man Group plc — 020 7285 3000
Peter Clarke
David Browne

Merlin Financial — 020 7606 1244
Paul Lockstone
Vanessa Maydon



Notes to Editors

The next global launch will be Man Global Strategies Diversified Ltd, which will be open for investment on 25 August 2003. This product will target medium-term annualised growth of around 13-15% for an annualised volatility of around 7-8% for both USD and EUR class bonds.

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,500 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel 020 7285 3000
Fax 020 7285 3665
www.mangroupplc.com

Registered in England No. [illegible]

Man Group plc 9 July 2003 Annual General Meeting resolution other than in relation to ordinary business (9.31 (b))

Copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0) 20 7676 1000

Press Release


ManGroup plc

2 July 2003

Man Group raises record US$740 million in latest product launch

Man Group plc, the global provider of alternative investment products and futures broker, today announces that its most recent launch Man AP Unison Series 1 Ltd ('Man AP Unison') has raised the equivalent of over US$740 million of client money.

Man AP Unison was a global offering in two currency classes, Euros and US dollars, and was primarily aimed at private clients. Man AP Unison is the latest addition to the innovative Man AP product family. This was established over three years ago with the launch of Man-AP Stratum Ltd, which has achieved an annualised net return of 19.9% from inception on 22 October 1999 to 31 May 2003. The Man AP Unison portfolio will consist of strategic allocations to arbitrage, equity hedge, long/short equities, directional and managed futures investment styles. It will gain exposure to these styles through allocations to portfolios that harness the investment skills of carefully selected complementary managers. The managers in each 'style portfolio' focus on the exploitation of particular market inefficiencies and profit opportunities. The style portfolios have distinctive risk/reward characteristics and their performance profiles highlight complementary strengths in varying market environments and conditions. Man AP Unison also carries the additional benefit of principal protection in the form of capital guarantees, which ensure investors the return of at least 100% of their initial investment at maturity as well as a potential profit lock-in feature.

Stanley Fink, Chief Executive of the Man Group plc, today said:

'The record US$740 million raised for this product offering demonstrates the continuing high level of demand for Man's investment products. This is underpinned by our strong investment track record, attractive product design and effective distribution network.'

The next global launch will be Man Global Strategies Diversified Ltd, which will be open for investment on 25 August 2003. This product will target medium-term annualised growth of around 13-15% for an annualised volatility of around 7-8% for both USD and EUR class bonds.

Enquiries
Man Group plc 020 7285 3000
Peter Clarke
David Browne

Merlin Financial 020 7606 1244
Paul Lockstone
Vanessa Maydon

Notes to Editors

About the Product

Man AP Unison Series 1 Ltd closed on 23 June 2003 and is expected to start making initial investments from the beginning of July. The investment objective for Man AP Unison is to achieve consistent medium-term capital gains. It will target annualised growth of around 14-16% for an annualised volatility of around 8-10% for both USD and EUR class bonds.

A defining feature of Man AP Unison will be its conservative risk-adjusted target returns. It represents a new addition to Man Investments' AP family of products, which includes Man-AP Stratum and Man AP Strategic, and will continue the AP family's conservative investment theme. As at 31 May 2003, Man-AP Stratum Ltd has achieved annualised growth of 19.9% for an annualised volatility of 16.1%, since its inception on 22 October 1999. In addition, Man AP Strategic Series 1 Ltd, the first Man AP Strategic series of products, has achieved, an annualised return of 21.9% for an annualised volatility of 13.0% since the inception of the USD denominated bonds on 18 April 2002.

The Man AP Unison portfolio will consist of strategic allocations to arbitrage, equity hedge, long/short equities, directional and managed futures investment styles. Exposure to each of these styles will be obtained through allocations to portfolios that harness the investment skills of carefully selected complementary managers. The managers in each 'style portfolio' focus on the exploitation of particular market inefficiencies and profit opportunities. The style portfolios have distinctive risk/reward characteristics and their performance profiles highlight complementary strengths in varying market environments and conditions.

Although comprising the same AP family, Man AP Unison will differ from the Man-AP Stratum and Man AP Strategic products by providing greater diversification. The portfolio tilt is designed to reinforce Man AP Unison's emphasis on generating robust growth across different market environments. Man AP Unison will also enjoy the benefit of capital guarantees provided by WestLB AG, which ensure investors the return of at least 100% of their initial investment at maturity on 30 November 2015, as well as a potential profit lock-in feature. WestLB AG is one of the leading providers of financial services in Germany with total assets of more than Euro 260 billion. As an internationally operating commercial bank, it maintains branches, representative offices and subsidiaries in over 30 countries and employs approximately 8,700 people around the world, about 3,500 of whom work outside Germany (as at December 31, 2002).

About Man Global Strategies Diversified Ltd

Man Global Strategies Diversified Ltd ('Man Global Strategies Diversified') is the latest product to apply the extensive knowledge and experience of the Man Global Strategies' investment committee. Man Global Strategies Diversified aims to generate consistent returns for a conservative level of volatility using appropriately weighted exposures to hedge fund style portfolios. The USD and EUR class bonds will both target annualised growth of around 13-15% for an annualised volatility of around 7-8%.

The Man Global Strategies Diversified portfolio will consist of strategic allocations to arbitrage, directional, equity hedge long/short equities and managed futures which have distinct return and risk characteristics. The portfolio will differ from earlier products by providing access to a wider range of managers and strategies that give even greater diversification for lower volatility, while still providing the clear advantages of principal protection, profit lock-in and increased investment exposure.

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,500 people in 15

countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel 020 7285 3000
Fax 020 7285 3665
www.mangroupplc.com

Registered in England No. 2921462

Man Group plc
8 July 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 7 July 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.78, up 0.83% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group PLC
2 July 2003

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 June 2003, the Net Asset Value of Athena Guaranteed Futures Ltd was US$70.46, down 4.12% from the previous month.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
1 July 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 30 June 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.60, down -2.70% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited	18409	170,937
Chase Nominees Limited	21359	59,513
Chase Nominees Limited	20947	3,543,274
Bank of Ireland	BNX009IE	75,501
BARCLAYS CAPITAL NOMINEES LTD		132,982
Barclays Global Investors Japan	BTS026IE	4,232
Chase Nominees Limited	16344	43,459
Chase Nominees Limited	16345	71,364
Chase Nominees Limited	16331	114,985
Chase Nominees Limited	16341	157,639
Chase Nominees Limited	16341	278,351
Chase Nominees Limited	16400	2,765,062
BOSTON SAFE DEPOSIT AND TRUST	591668	61,612
CHASE MANHATTAN BANK	500227	1,300,161
CHASE MANHATTAN BANK	502872	483,758
CHASE MANHATTAN BANK	508068	140,664
CHASE MANHATTAN BANK	527191	1,113,492

CHASE MANHATTAN BANK	536747	260,001
CHASE MANHATTAN BANK	552942	174,649
Chase Manhattan Bank	585439	4,239
Chase Nominees Limited		63,760
Chase Nominees Limited	16376	155,337
CITIBANK, N.A. (United States)	597367	29,090
INVESTORS BANK AND TRUST CO.	428169	27,776
INVESTORS BANK AND TRUST CO.	555879	5,155
INVESTORS BANK AND TRUST CO.	583293	129,396
INVESTORS BANK AND TRUST CO.	588888	1,922
INVESTORS BANK AND TRUST CO.	590421	2,969
INVESTORS BANK AND TRUST CO.	595966	144,397
INVESTORS BANK AND TRUST CO.	598856	3,796
INVESTORS BANK AND TRUST CO.	599560	4,662
INVESTORS BANK AND TRUST CO.	911140	7,731
JPMORGAN CHASE BANK	540186	66,856
JPMORGAN CHASE BANK	555465	44,480
JPMORGAN CHASE BANK	599123	8,720
JPMorgan Chase Bank	BTC034IE	3,644
JPMorgan Chase Bank	BTC045IE	31,574
JPMorgan Chase Bank	BTGF04IE	37,206
JPMorgan Chase Bank	BTGF05IE	3,000
JPMorgan Chase Bank	BTGF07IE	6,325
JPMorgan Chase Bank	BTK001IE	33,257
JPMorgan Chase Bank	BTS004IE	30,165
JPMorgan Chase Bank	BTS005IE	5,386
JPMorgan Chase Bank	BTS011IE	11,827
JPMorgan Chase Bank	BTS015IE	8,804
JPMorgan Chase Bank	BTS018IE	882

JPMorgan Chase Bank	BTS019IE	979
JPMorgan Chase Bank	BTS024IE	3,044
JPMorgan Chase Bank	BTS028IE	118,948
JPMorgan Chase Bank	BTS033IE	2,740
JPMorgan Chase Bank	BTS036IE	8,825
Mitsubishi Trust International	BNN018IE	1,469
Mitsubishi Trust International	BNN024IE	809
Mitsubishi Trust International	BNN033IE	1,702
Mitsubishi Trust International	BNN046IE	5,729
NORTHERN TRUST BANK - BGI SEPA	581610	75,845
NORTHERN TRUST BANK - BGI SEPA	584069	44,955
State Street	BNN005IE	318
State Street	BNN032IE	2,185
State Street	BNX012IE	5,247
State Street	BNX019IE	20,189
State Street	BNX021IE	241
STATE STREET BANK & TRUST - US	713101	277,103
Sumitomo TB	BNN029IE	1,024
Sumitomo TB	BNN031IE	1,704
Sumitomo TB	BNN036IE	1,245
Sumitomo TB	BNN052IE	2,351
UBS Limited	583996	64,274
ZEBAN NOMINEES LIMITED		850

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

30 June 2003

12. Total holding following this notification

12,465,768

13. Total percentage holding of issued class following this notification

4.08%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield

020 7285 3254

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

30 June 2003